INTERNATIONAL TOWER HILL MINES LTD.

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9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
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Form of Proxy - Annual General Meeting to be held on Thursday, November 17, 2011

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. Every holder has the right to appoint some other person of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly; however, where no choice is, or both choices are, specified by a holder with respect to a resolution set out in this proxy, the proxyholder is directed to vote the securities represented by this proxy as recommended by Management.
6. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
7. The proxy should be read in conjunction with the accompanying documentation provided by Management.

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Proxies submitted must be received by 4:30 PM, Pacific Time, on Monday, November 14, 2011.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

Appointment of Proxyholder

I/We, being holder(s) of International Tower Hill Mines Ltd. hereby appoint(s): Hendrik Van Alphen, the Chairman, or failing him, Lawrence W. Talbot, the Vice-President and General Counsel,

OR

Print the name of the person you are appointing if this person is someone other than Hendrik Van Alphen or Lawrence W. Talbot.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no choice has, or both choices have, been specified, as recommended by Management) and all other matters that may properly come before the Annual General Meeting of shareholders of International Tower Hill Mines Ltd. to be held in the Pearl Room, 2nd Floor, Fairmont Pacific Hotel, 1038 Canada Place, Vancouver, British Columbia, Canada, on Thursday, November 17, 2011 at 2:00 PM (Pacific Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. Fixing Number of Directors To fix the number of Directors at eight.	☐	☐

2. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Anton Drescher	☐	☐	02. Timothy Haddon	☐	☐	03. Jeffrey Pontius	☐	☐
04. James Komadina	☐	☐	05. Daniel Carriere	☐	☐	06. Roger Taplin	☐	☐
07. Donald Ewigleben	☐	☐	08. Mark Hamilton	☐	☐			

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	For	Withhold
3. Appointment of Auditors Appointment of MacKay LLP, Chartered Accountants, as Auditors of the Company for the fiscal year ending May 31, 2012 and authorizing the Directors to fix their remuneration.	☐	☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

Signature(s)

Date

DD / MM / YY